UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           ☒                Form 40-F              ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated May 8, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 8, 2026

Comisión Nacional de Valores

RE.: Report on decision of the National Court of First Instance on Commercial Matters N° 17 Secretary No. 33, in the case entitled “Proconsumer c/Telecom Argentina s/Ordinario” (Case file 4956/2015).

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the relevant information made public on June 1st, 2018.

In this respect, we inform you that the Company was notified of the decision of the National Court of First Instance on Commercial Matters N° 17 Secretary No. 33, which ruled to uphold the action brought by the Asociación Protección Consumidores del Mercado Común del Sur – Proconsumer, seeking the amounts paid under the item “cargo Revista Miradas” be reimbursed, condemning Telecom Argentina to reimburse the amounts received under such item to the attained clients plus interests on the amounts object of reimbursement, and to a AR$ 5,000,000 fine as punitive damage (section 52 bis Law 24,240).

The Company with the assistance of legal counsel, shall appeal said ruling.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 11, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations